Ex 99.1
Orion Engineered Carbons Announces Reduction in Cost of Debt
LUXEMBOURG - September 26, 2016 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that it has received the consent of lenders to reprice its EUR- and USD- denominated outstanding term loans (comprising €619.6 million as of June 30th, 2016 adjusted for a €20 million voluntary repayment in July 2016). The repricing will reflect a 100 basis point reduction to interest, from the current annual interest rate of 4.75% (3.75% margin plus a fixed floor of 1.00%) to an annual interest rate of 3.75% (3.00% margin plus a fixed floor of 0.75%), and is expected to reduce Orion’s yearly cost of debt by approximately €6.2 million. The amendment to Orion’s Credit Agreement, dated as of July 25, 2014, reflecting these changes is expected to be finalized on or about September 30, 2016. Other provisions of this Credit Agreement will remain unchanged.
About Orion Engineered Carbons S.A.
Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With some 1,530 employees worldwide, Orion Engineered Carbons runs 15 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.
Forward Looking Statements
This release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015 and in Note 9 to our unaudited interim condensed consolidated financial statements as at June 30, 2016 regarding contingent liabilities, including litigation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.
Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com